January 17, 2008

Mail Stop 3720

By U.S. Mail and facsimile to (703) 984-6587

Robert S. Lavet
Senior Vice President and General Counsel
SLM Corporation
12061 Bluemont Way
Reston, VA 20190

>   **Re: SLM Corporation**
>   **Definitive Schedule 14A**
>   **Filed April 9, 2007**
>   **File No. 001-13251**

Dear Mr. Lavet:

        We have reviewed your response letter dated October 26, 2007 and have the following comments. Please respond to our comments by January 31, 2008, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Executive Compensation, page 11

What decisions were made about 2006 total annual pay…and why?, page 17

 1.   We have considered your response to comment six in our letter dated October 4, 2007. We disagree with your statement that the performance targets are not material. Please disclose or provide a more detailed analysis as to why disclosure of the specific performance targets would cause competitive harm, and expand your analysis as appropriate to address each target.

How are equity awards granted?, page 21

 2.   We have considered your response to comment ten in our letter dated October 4, 2007. Please discuss more specifically how and why the committee determined to grant the particular equity awards to each NEO. As part of the discussion, disclose the actual equity awards granted to each named executive officer and the material terms of the equity awards.

Please contact me at (202) 551-3350 with any questions.

Sincerely,

Kathleen Krebs
Special Counsel